UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

COPPER MOUNTAIN NETWORKS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

217510205

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

February 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217510205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 791,046

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 791,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. FEIN 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 791,046

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 791,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IA, PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 791,046

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 791,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 791,046

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 791,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:
In acquiring 84,000 shares of Common Stock since February 14, 2005, Laminar invested approximately $102,504.37 (excluding commissions) of its working capital.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following paragraphs:

Laminar purchased the Common Stock for the purposes of investing in the Issuer.  Depending on prevailing market, economic, and other conditions, the Reporting Persons may from time to time acquire additional shares of the Issuer. Laminar has had and is continuing to have discussions with the Issuer and other investors concerning further acquisitions of the Common Stock of the Issuer.  Subject in each case to applicable law, Laminar intends to continue to review its investment in the Common Stock from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Common Stock, or other securities related to the Issuer, and other general market and investment conditions.  Laminar may at any time and from time to time (as permitted by applicable law) determine to acquire through open market purchases or otherwise additional shares of the Issuer’s Common Stock; sell through the open market or otherwise; or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer.   Such transactions may take place at any time without prior notice.  There can be no assurance, however, that Laminar or any other Reporting Persons will take any such action.

As part of Laminar’s ongoing review, Laminar will (after the date hereof) from time to time hold talks or discussions with and respond to any inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders, and other persons or entities regarding the Issuer’s affairs and strategic alternatives.  Neither Laminar nor any Reporting Person has entered into any contracts, arrangements or understandings with respect to any securities of the Issuer with any third party.  Based on the above-referenced talks, discussions or inquiries, and subject to applicable law and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to pursue various strategic alternatives in respect of its investment in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

	•	proposing a shareholder proxy challenging recent proposed transactions with respect to the Issuer;
	•	forming and conducting potential strategic developments and plans related to the Issuer;
	•	seeking direct or indirect representation on the Board of Directors of the Issuer;
•

making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

	•	seeking to influence the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;
	•	restructuring and effecting other significant transactions with respect to the Issuer;
	•	financing or participating in “going private” transaction;
	•	taking any other actions that could have the purpose or effect of directly or indirectly influencing control of the Issuer;
	•	or providing financing for any of the foregoing.

Such transactions may take place at any time without prior notice.  There can be no assurance, however that any of such possible courses of action will be pursued or, if pursued, consummated by Laminar or any other Reporting Person.

Except as contemplated in this Item 4, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following paragraphs:

(a)                                  Based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2004, there were 7,995,901 shares of Common Stock outstanding as of October 29, 2004.  Laminar purchased 707,046 shares of Common Stock prior to February 14, 2005.  Laminar subsequently purchased 84,000 shares of Common Stock.  In accordance with Rule 13d-3(d)(l), Laminar may be deemed to beneficially own 791,046 shares of Common Stock representing 9.9% of the shares of Common Stock outstanding and deemed to be outstanding.

(b) Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) the Common Stock.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Common Stock. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposition of) of the Common Stock.  None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Common Stock.

David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar constituting approximately 9.9% of the outstanding shares of Common Stock and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Common Stock.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the shares owned by Laminar.

(c)                                  The trading dates, number of shares of Common Stock purchased and the price per share for all transactions by Laminar in the shares of Common Stock within the last 60 days, which were all brokered transactions, are set forth below:

Date	Purchase	Average Price/Unit

1/28/2005	213,727	$1.01

1/31/2005	19,600	$1.05

2/02/2005	94,051	$1.04

2/03/2005	62,622	$0.99

2/08/2005	78,471	$0.95

2/09/2005	100,000	$1.06

2/10/2005	70,455	$1.05

2/11/2005	68,120	$1.05

2/14/2005	84,000	$1.22

Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Laminar.
Clause (e) of Item 5 of Schedule 13D is not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following paragraph:

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
1. Powers of Attorney, granted by David E. Shaw in favor of Julius Gaudio, dated February 24, 2004.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.  Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.

Dated:  February 18, 2005

D. E. Shaw Laminar Portfolios, L.L.C.

By: D. E. Shaw & Co., L.L.C., as managing member

	By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

D. E. Shaw & Co., L.P.

By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

D. E. Shaw & Co., L.L.C.

By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

David E. Shaw

By:	/s/ Julius Gaudio
Julius Gaudio
Attorney-in-Fact for David E. Shaw